Mail Stop 3561

May 18, 2007

Rina E. Teran, Esq.
Associate General Counsel and Corporate Secretary
Centerplate, Inc.
300 First Stamford Place
Stamford, Connecticut 06902

> **Re:** **Centerplate, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 7, 2007**
> **File No. 333-141551**

Dear Ms. Teran:

We have reviewed your responses to the comments in our letter dated April 16, 2007 and have the following additional comments.

Registration Statement on Form S-3

About this Prospectus, page ii

1. We note your response to prior comment 6 and reissue in part. Please either remove your assertion that the prospectus supplement may add or change information contained in the prospectus, or revise to disclose that such additions or changes will be limited to those permitted under Rule 430B of the Securities Act of 1933.

Certain aspects of the U.S. federal income tax consequences, page 7

2. We note your response to prior comment 12. Please file Houlihan's consent with the next amendment.

Dividends, page 9

3. We reissue prior comment 13 in its entirety. We note from your disclosure on page 39 that all dividends paid in 2005 and 2006 were treated as a nontaxable return of capital. If true, please disclose here that the amount of dividends paid in 2005 and 2006 exceeded your current and accumulated earnings and profits,

resulting in your treatment of the distributions as a return of capital. We also note from your disclosure on page 18 that you have utilized both cash balances and revolver borrowing to pay dividends. Please disclose here the total amount and percentage of dividend payments occurring during the 2005 and 2006 that came from cash balances versus the amount and percentage that came from revolver borrowings. In addition, discuss here the extent to which your ability to pay dividends becomes more restrictive in 2008 due to the terms of your credit facilities. In this regard, please also expand the disclosure in the risk factor on page 18 regarding the increased restrictions. Also revise the first sentence to clarify that by dividends you mean both payments of current and accumulated earnings and profit and nontaxable return of capital. Revise the next-to-last sentence to provide additionally the annualized rates of nontaxable returns of capital and rates of taxable dividends for the period cited.

Risk Factors, page 18

4. We reissue prior comment 14 in its entirety. Please include a risk factor to disclose that you have had to borrow under your revolver to pay dividends, thereby reducing your available borrowing capacity from that source and increasing your interest costs. The disclosure should accurately reflect your assessment of the likelihood that borrowings will be necessary to pay future dividends.

Dividend Policy and Restrictions, page 39

5. We reissue prior comment 20 in its entirety. The first sentence of the disclosure should clearly state the policy, including the judgments made with regard to paying out excess cash instead of retaining it.

6. We note your response to prior comment 21 and reissue in part. Consistent with the disclosure on pages 19 and 32 in the Risk Factors section, revise here to disclosure that because of the dividend policy you may not have cash available from your operations to finance the growth of your business or other operating needs. You may also disclose your belief that, even with your payment of monthly dividends, you will have cash available to finance your growth and operating needs.

7. We reissue prior comment 22 in its entirety. Expand your disclosure here to fully address the potential long-term implications for your business and financial condition arising from paying out substantially all of your cash. For example, it is unclear how you will be able to maintain your current market position or grow in the event of changes that would require any substantial investment, given the lack of retained cash.

Selling Securityholders, page 41

8. Please disclose here that each of the selling security holders is a statutory underwriter of the IDS.

Exhibit 5.3

9. We reissue prior comment 25 in part. In the next amendment, please delete the fourth full paragraph on the fourth page of your opinion.

Exhibit 5.4

10. We reissue prior comment 27. In the next amendment, please delete the third sentence of the first paragraph on page 4 of your opinion.

Schedule 14A filed on April 26, 2007

Compensation Discussion and Analysis, page 10

11. We note that beginning in fiscal 2007, 25% of the annual bonus will be based on performance factors determined by the Compensation Committee at its discretion. If known, please expand your disclosure to more fully address the requirements of Item 402(b)(2) of Regulation S-K. In particular, how will you determine the amount or formula for this element of pay? Will these amounts or formulas change every year and, if so, what specific items of corporate performance will be taken into account in making compensation decisions and what factors will you consider in increasing or decreasing compensation materially?

12. We note that the long-term incentive compensation is based on the company achieving certain performance goals. Please revise to disclose the target levels. Refer to Instruction 4 to Item 402(b) of Regulation S-K and Questions 3.04 of Compliance and Disclosure Interpretations to Item 402, available on our website.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Rina E. Teran
Centerplate, Inc.
May 18, 2007
Page 4

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director

cc: <u>Via Facsimile (212) 308-0132</u>
     Bonnie J. Roe
     Davies Ward Phillips & Vineberg LLP
     625 Madison Avenue
     New York, New York 10022